SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)1

Bsquare Corporation
(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

11776U300

(CUSIP Number)

Richard A Karp

c/o TicTran Corp

849 Independence Ave Ste B

Mountain View CA 94043

(650) 396-8156

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

___________________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Richard A. Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,101
	8	SHARED VOTING POWER 1,303,015
	9	SOLE DISPOSITIVE POWER 5,101
	10	SHARED DISPOSITIVE POWER 1,303,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

2

1	NAME OF REPORTING PERSONS Richard A. Karp Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 562,199
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 562,199

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON OO

3

1	NAME OF REPORTING PERSONS Richard A. Karp trust for John L Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 220,816
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 220,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

4

1	NAME OF REPORTING PERSONS Richard A. Karp trust for Michael D. Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 230,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 230,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

5

1	NAME OF REPORTING PERSONS Richard A. Karp Grandchildren’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 40,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 40,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

6

1	NAME OF REPORTING PERSONS Richard A. Karp Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 250,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

7

1	NAME OF REPORTING PERSONS Michael D. Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 230,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 230,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON IN, OO

8

1	NAME OF REPORTING PERSONS Sean Kelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

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The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Agreement defined and described in Item 4 below, Michael D. Karp and Sean Kelly are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Karp Trusts, the Karp Foundation and Richard A. Karp were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 562,199 Shares beneficially owned by the Richard A. Karp Trust is approximately $872,150, including brokerage commissions. The aggregate purchase price of the 230,000 Shares beneficially owned by MKT is approximately $321,116, including brokerage commissions. The aggregate purchase price of the 220,816 Shares beneficially owned by JKT is approximately $307,970, including brokerage commissions. The aggregate purchase price of the 40,000 Shares beneficially owned by Grandchildren’s Trust is approximately $61,477, including brokerage commissions. The aggregate purchase price of the 250,000 Shares beneficially owned by the Karp Foundation is approximately $358,492, including brokerage commissions. The aggregate purchase price of the 5,101 Shares beneficially owned directly by Richard A. Karp is approximately $6,560, including brokerage commissions.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 17, 2022, the Richard A. Karp Trust entered into an agreement with the Issuer (the “Agreement”) regarding the structure of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to propose to its shareholders, and recommend that such shareholders approve, at the 2023 annual meeting of shareholders (the “2023 Annual Meeting”), amendments to its Articles of Incorporation to declassify the Board so that all director terms are to become one-year terms as such directors’ then-current terms expire. The Issuer also agreed that promptly following the 2022 annual meeting of shareholders, the Issuer will give expedited consideration to either appointing Richard A. Karp to the Board prior to the 2023 Annual Meeting or including Mr. Karp as a nominee for election as a Class I director at the 2023 Annual Meeting. The Issuer also agreed, among other things, to hold the 2023 Annual Meeting and its 2024 annual meeting of shareholders in June of such years, consistent with its historical meeting cadence prior to 2022, absent for extraordinary circumstances.

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Pursuant to the Agreement, the Richard A. Karp Trust is subject to certain customary standstill restrictions from the date of the Agreement until 30 days prior to the nomination deadline for the 2023 Annual Meeting, but no later than February 28, 2023 (the “Standstill Period”). The Issuer and the Richard A. Karp Trust also agreed to mutual non-disparagement provisions.

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,468,395 Shares outstanding, as of July 31, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2022.

A.	Richard A. Karp Trust

	(a)	As of the close of business on October 18, 2022, the Richard A. Karp Trust beneficially owned 562,199 Shares.

Percentage: 2.8%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 562,199
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 562,199

	(c)	The transactions in the Shares by the Richard A. Karp Trust since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	JKT

	(a)	As of the close of business on October 18, 2022, JKT beneficially owned 220,816 Shares.

Percentage: 1.1%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 220,816
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 220,816

	(c)	The transactions in the Shares by the JKT since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	MKT

	(a)	As of the close of business on October 18, 2022, MKT beneficially owned 230,000 Shares.

Percentage: 1.1%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 230,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 230,000

	(c)	The transactions in the Shares by the MKT since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

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D.	Karp Foundation

	(a)	As of close of business on October 18, 2022, the Karp Foundation beneficially owned 250,000 Shares.

Percentage: 1.2%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 250,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 250,000

	(c)	The Karp Foundation has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

E.	Richard A. Karp

	(a)	As of the close of business on October 18, 2022, Richard A. Karp beneficially owned 1,308,116 Shares.

Percentage: 6.4%

	(b)	1. Sole power to vote or direct vote: 5,101
2. Shared power to vote or direct vote: 1,303,015
3. Sole power to dispose or direct the disposition: 5,101
4. Shared power to dispose or direct the disposition: 1,303,015

	(c)	The transactions in the Shares by JKT and MKT since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Michael D. Karp

	(a)	As of the close of business on October 18, 2022, Michael D. Karp beneficially owned 230,000 Shares.

Percentage: 1.1%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 230,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 230,000

(c)

Michael D. Karp has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares by the MKT since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

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G.	Sean Kelly

	(a)	As of the close of business on October 18, 2022, Sean Kelly did not own any Shares.

Percentage: 0%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

	(c)	Sean Kelly has not entered into any transactions in the Shares the filing of Amendment No. 1 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 17, 2022, the Richard A. Karp Trust and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On October 19, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7. Material to be Filed As Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1

Agreement by and among the Richard A. Karp Trust and Bsquare Corporation, dated October 17, 2022 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2022).

99.2	Joint Filing Agreement, dated October 19, 2022.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Richard A. Karp Trust

Dated: October 19, 2022	By:	/s/ Richard A. Karp
	Name:	Richard A. Karp
Trustee

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SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RICHARD A. KARP IRREVOCABLE TRUST FOR MICHAEL KARP

Purchase of Common Stock	213	1.19	09/12/2022
Purchase of Common Stock	7,455	1.19	09/13/2022
Purchase of Common Stock	3,764	1.19	09/14/2022
Purchase of Common Stock	5,438	1.19	09/15/2022
Purchase of Common Stock	6,900	1.19	09/16/2022
Purchase of Common Stock	16	1.19	09/19/2022
Purchase of Common Stock	5,900	1.19	09/20/2022
Purchase of Common Stock	4,229	1.19	09/21/2022
Purchase of Common Stock	16,085	1.19	09/22/2022

RICHARD A. KARP IRREVOCABLE TRUST FOR JOHN KARP

Purchase of Common Stock	33,091	1.18	09/23/2022
Purchase of Common Stock	239	1.17	09/26/2022
Purchase of Common Stock	149	1.17	09/27/2022
Purchase of Common Stock	7,337	1.17	09/29/2022

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